CHICKEN SOUP FOR THE SOUL ENTERTAINMENT, INC.

132 E. Putnam Ave

Cos Cob, Connecticut 06807

June 22, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie

Re:	Chicken Soup for the Soul Entertainment, Inc.

Registration Statement on Form S-3

Filed June 22, 2021

File No. 333-257057

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chicken Soup for the Soul Entertainment, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-257057), so that such registration statement may become effective at 9:30 a.m. (Washington, D.C. time) on June 24, 2021, or as soon as practicable thereafter.

CHICKEN SOUP FOR THE SOUL ENTERTAINMENT, INC.

By:	/s/ William J. Rouhana, Jr.
Name:	William J. Rouhana, Jr.
Title:	Chairman and Chief Executive Officer